UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Murray, James E.
   500 W. Main St.
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Financial Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common(1)                    |      |    |                  |   |           |1,375              |D     |                           |
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Common(1)                    |(4)   |A   |2,918.2           |A  |(4)        |7,639.6            |I     |HRSP(4)                    |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Option(2)               |8.6498  |     |    |           |   |10/16|10/16|Common(1)   |251    |       |251         |D  |            |
                        |        |     |    |           |   |/90  |/99  |            |       |       |            |   |            |
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Option(2)               |8.6498  |     |    |           |   |10/16|10/16|Common(1)   |2,500  |       |2,500       |D  |            |
                        |        |     |    |           |   |/91  |/99  |            |       |       |            |   |            |
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Option(2)               |8.6498  |     |    |           |   |10/16|10/16|Common(1)   |2,499  |       |2,499       |D  |            |
                        |        |     |    |           |   |/92  |/99  |            |       |       |            |   |            |
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Option(3)               |11.0131 |     |    |           |   |9/13/|9/13/|Common(1)   |2,500  |       |2,500       |D  |            |
                        |        |     |    |           |   |91   |00   |            |       |       |            |   |            |
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Option(3)               |11.0131 |     |    |           |   |9/13/|9/13/|Common(1)   |2,500  |       |2,500       |D  |            |
                        |        |     |    |           |   |92   |00   |            |       |       |            |   |            |
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Option(3)               |11.0131 |     |    |           |   |9/19/|9/13/|Common(1)   |2,500  |       |2,500       |D  |            |
                        |        |     |    |           |   |93   |00   |            |       |       |            |   |            |
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Option(3)               |8.9098  |     |    |           |   |11/18|11/18|Common(1)   |1,667  |       |1,667       |D  |            |
                        |        |     |    |           |   |/92  |/01  |            |       |       |            |   |            |
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Option(3)               |8.9098  |     |    |           |   |11/18|11/18|Common(1)   |1,667  |       |1,667       |D  |            |
                        |        |     |    |           |   |/93  |/01  |            |       |       |            |   |            |
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Option(3)               |8.9098  |     |    |           |   |11/18|11/18|Common(1)   |1,666  |       |1,666       |D  |            |
                        |        |     |    |           |   |/94  |/01  |            |       |       |            |   |            |
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Option(3)               |6.5625  |     |    |           |   |4/14/|4/14/|Common(1)   |31,250 |       |31,250      |D  |            |
                        |        |     |    |           |   |95   |03   |            |       |       |            |   |            |
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Option(3)               |6.5625  |     |    |           |   |4/14/|4/14/|Common(1)   |31,250 |       |31,250      |D  |            |
                        |        |     |    |           |   |96   |03   |            |       |       |            |   |            |
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Option(3)               |6.5625  |     |    |           |   |4/14/|4/14/|Common(1)   |31,250 |       |31,250      |D  |            |
                        |        |     |    |           |   |97   |03   |            |       |       |            |   |            |
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Option(3)               |6.5625  |     |    |           |   |4/14/|4/14/|Common(1)   |31,250 |       |31,250      |D  |            |
                        |        |     |    |           |   |98   |03   |            |       |       |            |   |            |
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Option(3)               |23.0625 |     |    |           |   |01/12|01/12|Common(1)   |16,667 |       |16,667      |D  |            |
                        |        |     |    |           |   |/96  |/05  |            |       |       |            |   |            |
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Option(3)               |23.0625 |     |    |           |   |01/12|01/12|Common(1)   |16,667 |       |16,667      |D  |            |
                        |        |     |    |           |   |/97  |/05  |            |       |       |            |   |            |
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Option(3)               |23.0625 |     |    |           |   |01/12|01/12|Common(1)   |16,666 |       |16,666      |D  |            |
                        |        |     |    |           |   |/98  |/05  |            |       |       |            |   |            |
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Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on
February 14, 1996, pursuant to the Company Rights Agreement, which entitles holders of the Company's
Common Stock, in the event certain specified events occur, to acquire 1/100th of a share of Series A
Participating Preferred Stock at a price of $145 per fractional share.
(2) Right to buy pursuant to the Company's 1981 Non-Qualified Stock Option
Plan
(3) Right to buy pursuant to the Company's 1989 Stock Option Plan for
Employees
(4) On-going acquisitions of shares (including intra-fund transfer already reported) from January 1, 1996 to December 31, 1996 at prices ranging from $16.326 to $27.875 pursuant to the Humana Retirement and
Savings Plan ("HRSP"), exempt under 16a-3(f)(1)(i)(B); being listed to report any shares acquired prior to the SEC rule changes in
8/96.